# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Goldman Sachs Real Estate Finance Trust Inc, CIK 0002027537
CUSIP: 9AI06XWG2
Title of class of securities: Series I Shares, par value $0.01 per share
Address of issuer's principal executive offices: 200 WEST STREET, New York, New York (NY), 10282
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0000950170-25-005474
Filed by CIK 0002051961
Persons authorized to receive notices and communications: Koch, Inc., (Attn: Raffaele G. Fazio), 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KREI West St. Investments, LLC (CIK 0002051961): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (42.86% of the class)
  Comment: The shares reported in rows 7, 9 and 11 in the table above represent 2,000,000 shares of Series I Shares, par value $0.01 per share ("Class I Shares"), of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the "Issuer") held by KREI West St. Investments, LLC, a Delaware limited liability company ("KREI West St.").
  
  The percentage reflected in row 13 in the table above is calculated using 4,665,897 shares of Common Stock (as defined below) outstanding as of January 6, 2025, as set forth in the Issuer's current report on Form 8-K/A filed with the U.S. Securities and Exchange Commission ("SEC") on January 17, 2025. The Issuer registered its Common Stock, $0.01 par value per share ("Common Stock") pursuant to Section 12(g) of the Exchange Act. The Issuer has four different authorized series of Common Stock which the Issuer views as being part of the same single class of Common Stock. However, in order to mirror common industry terminology, the Issuer refers to its four separate series of Common Stock as four different "classes", specifically, as "Series T", "Series S", "Series D" and "Series I".
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: working capital (WC); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (42.86% of the class)
  Comment: The shares reported in rows 7, 9 and 11 in the table above represent 2,000,000 Class I Shares held by KREI West St. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KREI West St.
  
  The percentage reflected in row 13 in the table above is calculated using 4,665,897 shares of Common Stock outstanding as of January 6, 2025, as set forth in the Issuer's current report on Form 8-K/A filed with the SEC on January 17, 2025. The Issuer registered its Common Stock pursuant to Section 12(g) of the Exchange Act. The Issuer has four different authorized series of Common Stock which the Issuer views as being part of the same single class of Common Stock. However, in order to mirror common industry terminology, the Issuer refers to its four separate series of Common Stock as four different "classes", specifically, as "Series T", "Series S", "Series D" and "Series I"

## Item 1. Security and Issuer
Title of class of securities: Series I Shares, par value $0.01 per share
Name of issuer: Goldman Sachs Real Estate Finance Trust Inc
Address of issuer's principal executive offices: 200 WEST STREET, New York, New York (NY), 10282
Comment:
EXPLANATORY NOTE - This Amendment No. 1 (this "Amendment No. 1") amends the initial Schedule 13D filed on January 14, 2025 (the "Initial Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") relating to the Series I Shares, par value $0.01 per share ("Class I Shares"), of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D. This Amendment No. 1 is being filed jointly by KREI West St. Investments, LLC ("KREI West St."), KREI Investment Holdings, LLC ("KREI Investment"), Koch Real Estate Investments, LLC ("Koch Real Estate"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). Koch, Inc., KCLLC, KIGH, KIG, Koch Real Estate, and KREI Investment may be deemed to beneficially own the Class I Shares held by KREI West St. by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, KIGH's beneficial ownership of KIG, KIG's beneficial ownership of Koch Real Estate, Koch Real Estate's beneficial ownership of KREI Investment, and KREI Investment's beneficial ownership of KREI West St.

This Amendment No. 1 is being filed solely to update the number of outstanding shares of Common Stock of the Issuer and update the percentage of outstanding shares of Common Stock of the Issuer reported as beneficially owned by the Reporting Persons in the Initial Schedule 13D, to reflect revised numbers disclosed by the Issuer in an amended current report on Form 8-K/A filed with the U.S. Securities and Exchange Commission ("SEC") on January 16, 2025, and not as a result of any transaction in the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons hold 2,000,000 Class I Shares, representing approximately 42.86% of the outstanding shares of Common Stock (as defined below). The percentage is calculated using 4,665,897 shares of Common Stock outstanding as of January 6, 2025, as set forth in the Issuer's current report on Form 8-K/A filed with the SEC on January 17, 2025. The Issuer registered its Common Stock, $0.01 par value per share ("Common Stock") pursuant to Section 12(g) of the Exchange Act. The Issuer has four different authorized series of Common Stock which the Issuer views as being part of the same single class of Common Stock. However, in order to mirror common industry terminology, the Issuer refers to its four separate series of Common Stock as four different "classes," specifically, as "Series T," Series S," Series D" and "Series I."
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Persons possess sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,000,000 Class I Shares reported in the Schedule 13D.
Transactions in the class effected during the past sixty days: Except as set forth in the Schedule 13D, no transactions in the Class I Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class I Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Annex A (incorporated by reference to the Initial Schedule 13D filed on January 14, 2025)
Exhibit 99.2 Subscription Agreement Addendum, dated as of January 6, 2025, by and between Goldman Sachs Real Estate Finance Trust Inc and KREI West St. Investments, LLC (incorporated by reference to the Initial Schedule 13D filed on January 14, 2025)
Exhibit 99.3 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to the Initial Schedule 13D filed on January 14, 2025)

## Signatures
- KREI West St. Investments, LLC: Jennifer Curfman, Secretary (01/21/2025)
- Koch, Inc.: Raffaele G. Fazio, Assistant Secretary (01/21/2025)